UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

COMSTOCK RESOURCES, INC.

(Exact Name of Registrant as Specified in Charter)

STATE OF NEVADA	001-03262	94-1667468
(State or other jurisdiction incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)
5300 Town and Country Boulevard
Suite 500
Frisco, Texas 75034
(Address of principal executive offices)

(972) 668-8800
(Registrant's Telephone No.)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Preferred Stock Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A (If applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Item 1.                      Description of Registrant's Securities to be Registered

On October 1, 2015, Comstock Resources, Inc. (the "Company") entered into a net operating loss carryforwards ("NOLs") rights plan (the "Rights Plan") with American Stock Transfer & Trust Company, LLC, as rights agent.  In connection therewith, the Board of Directors of the Company (the "Board") declared a dividend of one preferred share purchase right ("Right") for each outstanding share of the Company's common stock, par value $0.50 per share (the "Common Stock").  The dividend is payable on October 16, 2015 to stockholders of record as of the close of business on October 12, 2015 (the "Record Date").  In addition, one Right will automatically attach to each share of Common Stock issued between the Record Date and the Distribution Date (as defined below).

The Board adopted the Rights Plan in an effort to prevent the imposition of significant limitations under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), on its ability to utilize its current NOLs to reduce its future tax liabilities.  If the Company experiences an "ownership change," as defined in Section 382 of the Code, the Company's ability to fully utilize the NOLs on an annual basis will be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, which could therefore significantly impair the value of those benefits. In general terms, the Rights Plan works by imposing a significant penalty upon any person or group that acquires 4.9% or more of the outstanding Common Stock without the approval of the Board (an "Acquiring Person").  The Rights Plan also gives discretion to the Board to determine that someone is an Acquiring Person even if they do not own 4.9% or more of the outstanding Common Stock but do own 4.9% or more in value of the Company's outstanding stock, as determined pursuant to Section 382 of the Code and the regulations promulgated thereunder (a "Value Determination").  Stockholders who currently own 4.9% or more of the Common Stock will not trigger the Rights unless they acquire additional Common Stock shares, subject to certain exceptions set forth in the Rights Plan. In addition, the Board has established procedures to consider requests to exempt certain acquisitions of the Company's securities from the Rights Plan if the Board determines that doing so would not limit or impair the availability of the NOLs or is otherwise in the best interests of the Company.

The following is a general description of the terms of the Rights, the Preferred Stock (as defined below) and the Rights Plan.  This description is qualified in its entirety by the full text of the Certificate of Designation for the Preferred Stock and the Rights Plan, which are included as Exhibits 3.1 and 4.1, respectively, to this Form 8-A and incorporated herein by reference.

The Rights.  The Board authorized the issuance of a Right with respect to each share of Common Stock outstanding on the Record Date.  The Rights will initially trade with, and will be inseparable from, the Common Stock.  New Rights will accompany any new shares of Common Stock issued after the Record Date until the earlier of the Distribution Date, the redemption date or the expiration date of the Rights, as described below.  Prior to exercise, a Right does not give its holder any dividend, voting or liquidation rights.

Exercise Price.  Each Right will allow its registered holder to purchase from the Company one one-thousandth of a share of Series C Junior Participating Preferred Stock, par value $10.00 per share of the Company (the "Preferred Stock"), for $20.00, subject to adjustment under certain circumstances (the "Purchase Price"), once the Rights become exercisable.

Exercisability.  The Rights will not be exercisable until the earlier to occur of

(i).
ten (10) business days following public announcement that a person or group of affiliated or associated persons has become an "Acquiring Person" by obtaining beneficial ownership of 4.9% or more of the outstanding Common Stock or a Value Determination, except where such person or group has acquired such ownership in certain circumstances prior to the first public announcement of the adoption of the Rights Plan, or

(ii).
ten (10) business days (or a later date determined by the Board before any person or group becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.

The date when the Rights become exercisable is referred to as the "Distribution Date."  Until the Distribution Date, the Rights are evidenced, with respect to any Common Stock certificates outstanding as of the Record Date, by such Common Stock certificates, and with respect to any shares of Common Stock held in uncertificated form as of the Record Date, by the book entries in the book-entry system for the Common Stock.  Until the Distribution Date, new Common Stock certificates issued after the Record Date upon transfer or new issuance of shares will contain a legend regarding the Rights (which certificates will evidence the associated Rights) and the Company will deliver a notice regarding the Rights upon the transfer or new issuance of shares of Common Stock held in book-entry form (which book-entries will evidence the associated Rights).  Until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), the surrender for transfer of any certificates for Common Stock or book-entry shares, with or without such legend or notice, will also constitute the transfer of the associated Rights.  After the Distribution Date, the Rights will separate from the Common Stock and be evidenced solely by Right certificates that the Company will mail to all eligible holders of Common Stock.  Any Rights held by an Acquiring Person or an associate or affiliate thereof and certain transferees thereof will be null and void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person.  If a person or group of affiliated or associated persons becomes an Acquiring Person, all holders of Rights except the Acquiring Person or an associate or affiliate thereof and certain transferees thereof may, upon exercise of a Right, purchase for the Purchase Price shares of Common Stock with a market value of two times the Purchase Price, based on the market price of the Common Stock prior to such acquisition.  If the Company does not have a sufficient number of shares of Common Stock available, the Company may under certain circumstances substitute shares of Preferred Stock or other securities or property for the Common Stock into which the Rights would have otherwise been exercisable.

Exempt Persons. The Board recognizes that there may be instances when an acquisition of shares of the Common Stock that would cause a stockholder to become an Acquiring Person may not jeopardize or endanger in any material respect the availability of the NOLs to the Company. Accordingly, the Rights Plan grants discretion to the Board to designate a person as an "Exempt Person." The Board can revoke an "Exempt Person" designation if it subsequently makes a contrary determination regarding whether a person jeopardizes or endangers in any material respect the availability of the NOLs to the Company.

Preferred Stock Provisions.

Each one one-thousandth of a share of Preferred Stock, if issued:
•	will not be redeemable.
•	will entitle the holder to quarterly dividend payments equal to the dividend paid on one share of Common Stock.
•
will entitle the holder upon liquidation, dissolution or winding up of the Company to receive the greater of (a) $0.01 per one one-thousandth of a share of Preferred Stock (plus any accrued but unpaid dividends) and (b) an amount equal to the payment made on one share of Common Stock.

•	will have the same voting power as one share of Common Stock.
•	if shares of Common Stock are exchanged via merger, consolidation, or a similar transaction, will entitle the holder to a payment equal to the payment made on one share of Common Stock.

The value of one one-thousandth interest in a share of Preferred Stock should approximate the value of one share of Common Stock.

Expiration.  The Rights will expire on the earliest of (i) 5:00 p.m., New York City time, on September 30, 2021, (ii) the time at which the Rights are redeemed or exchanged under the Rights Plan or (iii) the time at which the Board determines that the NOLs are fully utilized or no longer available under Section 382 of the Code.

Redemption.  The Board may redeem the Rights for $0.0001 per Right at any time before any person or group becomes an Acquiring Person.  If the Board redeems any Rights, it must redeem all of the Rights.  Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.0001 per Right.  The redemption price will be adjusted if the Company has a stock split or issues stock dividends of its Common Stock.

Exchange.  After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding Common Stock, the Board may extinguish the Rights by exchanging one share of Common Stock or an equivalent security or other property for each Right, other than Rights held by the Acquiring Person or an affiliate or associate thereof and certain transferees thereof, which will have become null and void.

Anti-Dilution Provisions.  The Purchase Price of the Preferred Stock, the number of shares of Preferred Stock issuable and the number of outstanding Rights are subject to adjustment to prevent dilution that may occur as a result of certain events, including among others, a stock dividend, a stock split, or a reclassification of the Preferred Stock or Common Stock.  With certain exceptions, no adjustments to the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

Amendments.  The terms of the Rights Plan may be amended by the Board without the consent of the holders of the Rights except that after a person or group becomes an Acquiring Person, the Board may not amend the agreement in a way that adversely affects holders of the Rights.

Item 2.	Exhibits

3.1
Certificate of Designation of Series C Junior Participating Preferred Stock of Comstock Resources, Inc. (Incorporated by reference to Exhibit 3.1 to the registrant's Form 8-K filed on October 1, 2015).

4.1
Rights Agreement dated as of October 1, 2015, by and between Comstock Resources, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent (including the form of Certificate of Designation of Series C Junior Participating Preferred Stock attached thereto as Exhibit A, the form of Right Certificate attached thereto as Exhibit B and the Summary of Rights attached thereto as Exhibit C) (Incorporated by reference to Exhibit 4.1 to the registrant's Form 8-K filed on October 1, 2015).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

COMSTOCK RESOURCES, INC.

Dated: October 1, 2015	By:	/s/ ROLAND O. BURNS
Roland O. Burns
President and Chief Financial Officer